UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)


                           JENNIFER CONVERTIBLES, INC.
                                (Name of Issuer)



                          Common Stock ($.01 par value)
                         (Title of Class of Securities)

                                    476153101
                                 (CUSIP Number)


                    David O. Bryant, Senior Vice President
                      Klaussner Furniture Industries, Inc.
                               405 Lewallen Street
                         Asheboro, North Carolina 27203
                                  336-625-6174
       -----------------------------------------------------------------

                                  April 11, 2006
                                  --------------
             (Date of event which requires filing of this statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
         Schedule13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box. ____.

            Check the following box if a fee is being paid with
                 the statement:____.

CUSIP No. 476153101                                              SCHEDULE 13D


1)       Name of Reporting Person
         SS or I.R.S. Identification No. of Above Person

                  The group ("Group") is formed by each of the reporting persons filing additional copies of this second part of the cover page of Schedule 13D.

2)       Check the Appropriate Box if a Member of a Group

                  (a)      X

                  (b)

3)       SEC Use Only

4)       Source of Funds

                  WC

5)       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(E)

                  ------

6)       Citizenship or Place of Organization

                  Hans J. Klaussner is a citizen of Germany. All nonnatural reporting persons are organized under the laws of Delaware or North Carolina.

Number of Shares Beneficially Owned by Each Reporting Person With

7)       Sole Voting Power

          1,424,500 (subject to conversion of convertible preferred stock)

8)       Shared Voting Power
          0

CUSIP No. 476153101                                          SCHEDULE 13D



9)       Sole Dispositive Power

          1,424,500 (subject to conversion of convertible preferred stock)

10)      Shared Dispositive Power
          0
11)      Aggregate Amount Beneficially Owned by Each Reporting Person

          1,424,500 (subject to conversion of convertible preferred stock)


12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares

                  -------

13)      Percent of Class Represented by Amount in Row (11)

          19.6% (subject to conversion of convertible preferred stock)

14)      Type of Reporting Person

                  This Schedule 13D is being filed jointly by the members of the Group.

CUSIP No. 476153101                                              SCHEDULE 13D


1)       Name of Reporting Person
         SS or I.R.S. Identification No. of Above Person

                  Hans J. Klaussner

2)       Check the Appropriate Box if a Member of a Group

                  (a)      X

                  (b)

3)       SEC Use Only

4)       Source of Funds

                  WC

5)       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(E)

                  ------

6)       Citizenship or Place of Organization

                  Germany

Number of Shares Beneficially Owned by Each Reporting Person With

7)       Sole Voting Power

          1,424,500 (subject to conversion of convertible preferred stock)

8)       Shared Voting Power
         0

9)       Sole Dispositive Power

          1,424,500 (subject to conversion of convertible preferred stock)

10)      Shared Dispositive Power
         0

CUSIP No. 476153101                                               SCHEDULE 13D


11)      Aggregate Amount Beneficially Owned by Each Reporting Person

          1,424,500 (subject to conversion of convertible preferred stock)

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares

                  -------

13)      Percent of Class Represented by Amount in Row (11)

          19.6% (subject to conversion of convertible preferred stock)

14)      Type of Reporting Person

                  IN

CUSIP No. 476153101                                              SCHEDULE 13D


1)       Name of Reporting Person
         SS or I.R.S. Identification No. of Above Person

                  Klaussner Corporation

2)       Check the Appropriate Box if a Member of a Group

                  (a)      X

                  (b)

3)       SEC Use Only

4)       Source of Funds

                  WC

5)       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(E)

                  ------

6)       Citizenship or Place of Organization

                  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7)       Sole Voting Power
         0

8)       Shared Voting Power

         1,424,500 (subject to conversion of convertible preferred stock)

9)       Sole Dispositive Power
         0

CUSIP No. 476153101                                              SCHEDULE 13D


10)      Shared Dispositive Power

          1,424,500 (subject to conversion of convertible preferred stock)


11)      Aggregate Amount Beneficially Owned by Each Reporting Person

          1,424,500 (subject to conversion of convertible preferred stock)

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares

                  -------

13)      Percent of Class Represented by Amount in Row (11)

          19.6% (subject to conversion of convertible preferred stock)

14)      Type of Reporting Person

                  CO

CUSIP No. 476153101                                               SCHEDULE 13D


1)       Name of Reporting Person
         SS or I.R.S. Identification No. of Above Person

                  Klaussner Furniture Industries, Inc.

2)       Check the Appropriate Box if a Member of a Group

                  (a)      X

                  (b)

3)       SEC Use Only

4)       Source of Funds

                  WC

5)       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(E)

                  ------

6)       Citizenship or Place of Organization

                  North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With

7)       Sole Voting Power
         0

8)       Shared Voting Power

          1,424,500 (subject to conversion of convertible preferred stock)

9)       Sole Dispositive Power
         0

CUSIP No. 476153101                                                SCHEDULE 13D


10)      Shared Dispositive Power

          1,424,500 (subject to conversion of convertible preferred stock)

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

          1,424,500 (subject to conversion of convertible preferred stock)

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares

                  -------

13)      Percent of Class Represented by Amount in Row (11)

          19.6% (subject to conversion of convertible preferred stock)

14)      Type of Reporting Person

                  CO

CUSIP No. 476153101                                              SCHEDULE 13D



        Item 1. Securities of Issuer.
                -------------------------

                           No change.

        Item 2.  Identity and Background.
                 ------------------------

                   Item 2 is amended to report that, effective December 31, 2005, KlaussnerEnterprises, Inc. was merged into Klaussner Corporation and, as a result, all of the outstanding capital stock of Klaussner Furniture Industries, Inc. is now owned by Klaussner Corporation. All of the outstanding capital stock of Klaussner Corporation continues to be owned by Hans J. Klaussner.


         Item 3.  Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                           No change.


         Item 4.  Purpose of Transaction.
                  ----------------------

                   Item 4 is amended in its entirety to read as follows:

                           Jennifer Convertibles is a major customer of
                  Klaussner Furniture Industries, Inc. ("KFI") and its affiliated companies. KFI purchased 10,000 shares of the Series A Preferred Stock of Jennifer Convertibles for investment purposes and for the purpose of supporting a major customer as it attempted to stabilize its financial condition and improve its operating results.

                           Except as described below, KFI does not have any
                  plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Jennifer Convertibles, or the disposition of securities of Jennifer Convertibles; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Jennifer Convertibles or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Jennifer Convertibles or any of its subsidiaries; (d) any change in the present board of directors or management of Jennifer Convertibles, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Jennifer Convertibles;
                  (f) any other material change in the business or corporate structure of Jennifer Convertibles; (g) changes in Jennifer

                  Convertibles' charter or bylaws or other actions which may impede the acquisition of control of Jennifer Convertibles by any person; (h) causing a class of securities of Jennifer Convertibles to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Jennifer Convertibles becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

                           KFI is the "Selling Shareholder" named in the
                  Registration Statement on Form S-3 filed (subject to completion) by Jennifer Convertibles on April 11, 2006. The Plan of Distribution contained therein describes various transactions by which KFI may sell up to 500,000 shares of Common Stock of Jennifer Convertibles (the "Shares") upon conversion of 3,510 of the shares of Series A Preferred Stock owned by KFI, but KFI's preferred method of sale is in one or more private transactions.

                           KFI has no present intention of selling more than
                  500,000 shares of the Common Stock of Jennifer Convertibles. However, under the Registration Rights Agreement dated December 11, 1997, between KFI and Jennifer Convertibles, KFI may in the future demand that additional shares be registered to facilitate the sale of such shares in private transactions or otherwise.

                           As previously reported, KFI has granted Harley J.
                  Greenfield, Chairman of the Board and Chief Executive Officer of Jennifer Convertibles, an option to purchase 2,106 shares of the Series A Preferred Stock owned by KFI at $712.25 per share, which is the equivalent of 300,000 shares of common stock at $5.00 per share.

         Item 5.  Interest in Securities of the Issuer.
                  -------------------------------------
                           No change.


         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  ---------------------------------------------------------

                           No change.

         Item 7.  Material to be Filed as Exhibits.
                  ------------------------------------

                           Exhibit 99 - Agreement of Joint Filing

CUSIP No. 476153101                                               SCHEDULE 13D


                               SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         April 21, 2006

                                            /s/ David O. Bryant
                                            -----------------------
                                            David O. Bryant,
                                            Attorney in Fact for
                                            Hans J. Klaussner

                                            KLAUSSNER CORPORATION


                                         By:  /s/ David O. Bryant
                                              ----------------------
                                              David O. Bryant, Vice President


                                            KLAUSSNER FURNITURE INDUSTRIES, INC.


                                         By:  /s/ David O. Bryant
                                              -----------------------
                                             David O. Bryant, Senior Vice
                                             President and Chief Financial
                                             Officer

CUSIP No. 476153101                                         SCHEDULE 13D



                                EXHIBIT INDEX


         Exhibit                    Description


         Exhibit 99 -                  Agreement of Joint Filing